Exhibit 99.2

ROXE HOLDING INC. AUDITED FINANCIAL STATEMENTS-2022 AND 2021

ROXE HOLDING INC.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	1-2
Consolidated Balance Sheets as of December 31, 2022, and 2021	3-6
Notes to the Financial Statements	7-23

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Roxe Holding Inc.

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roxe Holding Inc. and its subsidiaries (the “Company”) as of December 31, 2022, and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and had significant accumulated deficit and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of long-lived assets

As described in Notes 2 and 9 to the consolidated financial statements, the carrying value of the Company’s crypto mining equipment was $1,774,476. Management conducts an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When management determines that the carrying amount may not be fully recoverable, management compares the carrying value of the equipment to its fair value and, when appropriate, the carrying value is reduced to fair value. The fair value is estimated using the discounted cash flow method. The company recorded a $1,774,476 impairment on its consolidated statements of operations in 2022.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the crypto mining equipment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimation; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to future revenues, certain operating expenses, and discount rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the fair value estimation; (ii) evaluating the appropriateness of the discounted cash flow method; (iii) considering the historical operating data; (iv) inquiring about crypto mining activities since the reporting period ended; (v) and obtaining management’s future plans for using the crypto mining equipment and assessing the feasibility of such plans.

Ping Xie, CPA LLC

Wilton, CT

August 8, 2023

We have served as the Company’s auditor since 2023.

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ROXE HOLDING INC.

CONSOLIDATED BALANCE SHEETS

Assets	Years Ended December 31,
Current assets	2022	2021
Cash and cash equivalents	$7,694	$475,000
Accounts receivables (Net of allowance)	52,277	3,250,000
Prepaid expenses	51,767	39,540
Other receivable	108,849	583,273
Total Current assets	220,587	4,347,813
Digital Assets	8,410	11,010
Property and equipment, net	1,846	1,656,713
Intangible assets, net	4,196,924	1,873,778
Right of use assets	1,298,983	1,902,250
Total assets	$5,726,750	$9,791,564

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	2,103,539	639,251
Tax payable	-	325,698
Other payables	167,784	399,929
Current lease liabilities	303,544	262,306
Total current liabilities	2,574,867	1,627,184
Non current lease liabilities	1,219,288	1,688,383
Total liabilities	$3,794,155	$3,315,567

Equity
Class A common stock, $0.00002 par value, 10,000,000 shares authorized, 10,000,000 issued and outstanding at December 31, 2022 and 2021	200	200
Class B common stock, $0.00002 par value, 240,000,000 shares authorized, 209,005,594 issued and outstanding at December 31, 2022 and 240,000,000 shares authorized, 191,009,122 issued and outstanding at December 31, 2021	4,180	3,820
Additional paid-in capital	10,323,586	6,746,681
Accumulated deficit	(8,414,457)	(297,982)
Accumulated other comprehensive (loss)/income	19,086	23,278
Total Roxe Stockholder’s equity	1,932,595	6,475,997
Total liabilities and equity	$5,726,750	$9,791,564

See notes to Financial Statements

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ROXE HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2022	2021
Revenues:
Technology Service	$-	$3,250,000
Cross-border remittance platform services	710	-
Bitcoin Mining	-	-
Total Revenues	710	3,250,000

Cost and operating expenses:
Cost of bitcoin mining	491,615	-
Compensation and benefits	4,170,037	2,302,245
Professional and contract services	316,093	187,232
Marketing and advertising	388,487	80,599
Depreciation and amortization	60,812	175,610
Impairment of Long-live Assets	1,774,476	-
General, administrative and other	712,049	317,758
Total operating expenses	7,913,569	3,063,444
Other income/ (Loss)
Other income, net	(233)	208
Interest income	19	110
Net Gain/(Loss) from disposal of assets	(98,791)	5,573
Net Gain/(Loss) from loan	(13,324)	2,262
Net Gain/(Loss) from disposal of Subsidiaries	(91,287)	-
Total Other Income/(Loss)	(203,616)	8,153
(Loss)/income before income taxes	(8,116,475)	194,709
Income tax Provision	-	297,009
Net income/(Loss)	$(8,116,475)	$(102,300)
Net loss per share attributable to Class B and Class A common stockholders
Basic	(0.039)	(0.002)
Diluted	(0.039)	(0.002)
Weighted average shares used in computation of net loss per share
Basic	208,207,711	65,439,092
Diluted	208,207,711	65,439,092

See notes to Financial Statements

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ROXE HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended December 31,
	2022	2021

Cash flows from operating activities:
Net income (Loss)	$(8,116,475)	$(102,300)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	552,427	175,610
Stock-based Compensation	577,394	279,970
Crypto mining equipment impairment	1,774,476	-
Net loss on disposal of Crypto mining equipment	95,381	-
Expense paid in digital assets	57,572	43,942
Noncash lease expenses	334,817	93,507
Noncash loss from disposal of digital assets	2,578	12,069
Loss on sale of subsidiaries	91,287	-
Net change in operating assets and liabilities, net of effects of divestiture and acquisitions:
Prepaid expenses	(12,070)	(79,014)
Accounts receivable and other receivable	3,809,324	(3,853,268)
Accounts payable and accrued expenses	419,253	1,347,931
Net cash provided by operating activities	(414,036)	(2,081,553)
Cash flows from investing activities:
Disposal of subsidiaries	(65,854)	-
Proceeds of disposal of crypto mining equipment	88,000	-
Purchase computer and software	(2,659)	(300,000)
Purchase of crypto mining equipment	(850,000)	-
Developing Cross border remittance platform	(2,171,289)	(1,824,335)
Net purchase and sales of digital assets	(70,241)	247,818
Net cash provided by operating activities	(3,072,043)	(1,876,517)
Cash flows from financing activities:
Related party loan payment	-	(81,979)
Proceeds from issuance of new shares	3,000,000	4,507,285
Net cash (used in) provided by financing activities	3,000,000	4,425,306

Effect of exchange rate changes on cash and cash equivalents	18,773	5,530

Net increase (decrease) in cash and cash equivalents and restricted cash	(467,306)	472,766
Cash and cash equivalents and restricted cash at beginning of period	475,000	2,234
Cash and cash equivalents and restricted cash at end of period	$7,694	$475,000

Supplemental disclosure of cash flow information
Interest income	19	110

Supplement schedule of non-cash investing and financing activities
Noncash capital contribution received	$-	$1,807,323
Digital assets borrowed	$-	$585,221

See notes to Financial Statements

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ROXE HOLDING INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended December 31,		Years Ended December 31,
	2022		2021		2020
	Shares	Amount	Shares	Amount	Shares	Amount
Class A Voting Common Stock
Balance, beginning of period	10,000,000	$200	-	$-	-	$-
Issuance of Class A Voting common stock	-	-	10,000,000	200	-	-
Balance, end of period	10,000,000	200	10,000,000	200	-	-
Class B Voting Common Stock
Balance, beginning of period	191,009,122	3,820	-	-	-	-
Issuance of Class B Voting common stock	17,996,472	360	191,009,122	3,820	-	-
Balance, end of period	209,005,594	4,180	191,009,122	3,820	-	-
Additional Paid in Capital
Balance, beginning of period	-	6,746,681	-	175,715	-	-
Class B shareholder contribution without issuing new shares	-	-	-	-	-	175,715
Issuance of Class B Voting common stock	-	2,999,511	-	6,290,996	-	-
Stock-based Compensation expenses	-	577,394	-	279,970	-	-
Balance, end of period	-	10,323,586	-	6,746,681	-	175,715
Accumulated deficit	-	-	-	-	-	-
Balance, beginning of period	-	(297,982)	-	(195,682)	-	(135,649)
Net Loss	-	(8,116,475)	-	(102,300)	-	(60,033)
Balance, end of period	-	(8,414,457)	-	(297,982)	-	(195,682)
Accumulated other comprehensive Income (Loss)
Balance, beginning of period	-	23,278	-	623	-	-
Foreign currency translation gain	-	(4,192)	-	22,655	-	623
Balance, end of period	-	19,086	-	23,278	-	623
Total shareholder’s equity	219,005,594	1,932,595	201,009,122	6,475,997	-	(19,344)

See notes to Financial Statements

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ROXE HOLDING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Roxe Holding Inc. (the “Company”) is a blockchain infrastructure company that provides payment and digital commerce solutions. The Company was incorporated under the law of the State of Delaware and conducts business through its wholly owned US and foreign subsidiaries: its variable interest entity (“VIE”) (collectively “Roxe”). The Company disposed its variable interest entity (“VIE”) in 2022.

The Variable Interest Entity (VIE) Arrangements

The Company’s wholly foreign-invested enterprise in China (“WFOE”), Hua Yousheng Future (Beijing) Technology Co., Ltd (“Hua Yousheng Future”), entered into a series of contractual arrangements with Hua Yousheng (Beijing) Technology Co., Ltd, (“Hua Yousheng” or the “VIE”) and its shareholders (collectively, the “Parties”) to conduct substantially its businesses in China through the VIE and obtain control over the VIE.

The Company, through the Company’s wholly owned subsidiary, Hua Yousheng Future, has (i) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the right to receive economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew their exclusive business operation agreement and pay service fees to the Company. Through the ability to charge service fees in amounts determined at the Company’s sole discretion and by ensuring that the exclusive business operation agreement (the “Operation Agreement”) is executed and renewed indefinitely, the Company has the right to receive substantially all the economic benefits from the VIE.

The following is a summary of the various VIE agreements.

Agreements that Transfer Economic Benefits and Risks to the Company Exclusive Business Operation Agreement

Pursuant to the Operation Agreement, the VIE agrees to engage the WFOE as its provider for management and market promotion and operation and maintenance services. The VIE shall pay to the WFOE service fees which may reach the full balance of the VIE’s total income after deduction of its costs and expenses. The Operation Agreement shall be canceled only if (i) the Parties unanimously agree to terminate the Operation Agreement, (ii) the cooperation period has expired and the Parties are not intended to extend the cooperation period, or (iii) any force majeure events render the performance of the Operation Agreement to become impossible.

Equity Interest Pledge Agreement

The VIE’s shareholders have entered into an equity pledge agreement (the “Pledge Agreement”) with the WFOE, under which the shareholders pledged all the equity interests in the VIE to the WFOE as a guarantee for the VIE’s shareholders and the VIE to perform all their obligations under the Pledge Agreement. The pledge refers to the WFOE’s priority right to be repaid with the proceeds from the sale, auction, or disposal of the pledged equity interests. The guarantee under the Pledge Agreement shall remain in force in respect of any obligations of the VIE’s shareholders and the VIE. No invalidity, revocation, or cancellation of the Pledge Agreement shall affect the validity of the VIE Arrangement. If the Pledge Agreement becomes invalid or is revoked or canceled for any reason, the WFOE shall have the right to immediately realize its pledge.

Power of Attorney

The VIE’s shareholders have agreed to appoint the WFOE, or its designee, as the attorney-in-fact to act on the VIE’s shareholders’ behalf on all rights that the shareholders have in respect of such shareholders’ equity interest in the VIE conferred by relevant laws and regulations and the articles of association of the VIE. The rights include but are not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of the VIE (including but not limited to nominating, electing, or appointing directors, general managers, chief financial officers, and other senior managers of the VIE and deciding on dividends and other matters), and to decide to sell or transfer all or part of shareholders’ equity interests in the VIE.

The Company believes that: (i) the legal and ownership structure is in compliance with all existing PRC laws and regulations; (ii) each of the VIE agreements amongst the WFOE, the VIE, and the VIE’s shareholders governed by PRC laws are legal, valid, and binding, enforceable against such parties, and will not result in any violations of PRC laws or regulations currently in effect; (iii) the WFOE and the VIE have the necessary corporate power and authority to conduct their business as described in their business scope under their business licenses, which are in full force and effect; and (iv) the WFOE and the VIE’s business operations in the PRC are in compliance with existing PRC laws and regulations.

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1. Organization and Nature of Operations (continued)

The VIE Arrangements (continued)

Risks in Relation to the VIE Structure

On August 30, 2021, the Company exercised its purchase option to purchase the VIE interest (Hua Yousheng). Subsequently, on May 9, 2022, the Company disposed its subsidiary, Roxe (HK) Limited, which is the 100% owner of Hua Yousheng (a VIE until August 30, 2021) at less than $1 and recorded a loss of ($91,287). The Company continued outsourcing part of its Research and Development work to the purchaser of the VIE interest and its parent company.

The following financial information of the Company’s VIE and the VIE’s subsidiary after the elimination of intercompany transactions and balances as of May 9, 2022, December 31, 2021, and August 30, 2021, is included in the accompanying consolidated financial statements:

	May 9, 2022	Dec 31, 2021	Aug 30, 2021
Assets
Current assets
Cash and cash equivalents	$23,400	$48,471	$25,794
Prepaid Expenses	5,310	39,065	39,426
Other Receivable	40,132	73,089	36,262
Total Current assets	68,841	160,626	101,483
Right of use assets	283,628	348,487	-
Total assets	$352,470	$509,113	$101,483

Liabilities
Current liabilities
Accounts payable and accrued expenses	2,141	7,145	7,077
Other payables	506,724	428,864	286,813
Current lease liabilities	143,281	150,828	-
Total current liabilities	652,146	586,837	293,890
Non current lease liabilities	122,018	165,551	-
Total liabilities	$774,164	$752,388	$293,890

	Five Months Ended May 9, 2022	Years Ended December 31, 2021	Eight Months Ended Aug 30, 2021
Total Revenues	$-	$-	$-

Net Loss	$(1,293,900)	$(2,755,872)	$(1,421,425)

	Five Months Ended May 9, 2022	Years Ended December 31, 2021	Eight Months Ended Aug 30, 2021
Cash used in operating activities	$(1,140,552)	$(2,484,069)	$(1,222,699)
Cash used in investing activities	$-	$-	$-
Cash provided by financing activities	$-	$-	$-

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2. Summary of Significant Accounting Policies

Concentration of Customer Risk

The Company has one customer that accounted for 100% and $3,250,000 of sales for the year ended December 31, 2021. There was no sale made to this customer for the year ended December 31, 2022. The outstanding accounts receivable from this customer were $52,277 and $3,250,000 for the years ended December 31, 2022, and 2021, respectively.

Going Concern and Management Plans

Management has evaluated whether relevant conditions or events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern. Substantial doubt exists when conditions and events, considered in the aggregate, indicate it is probable that a company will not be able to meet its obligations as they become due within one year after the issuance date of its financial statements. Management’s assessment was based on the relevant conditions that were known or reasonably knowable as of the date when accompanying consolidated financial statements for the year ended December 31, 2022, were issued.

Except for $3,250,000 in sales made to one client in 2021, the Company did not generate any other meaningful income during 2022. The Company had net cash outflows from operations of $(414,036) and $(2,081,553), respectively, for the years ended December 31, 2022, and 2021. In 2022, the improvement of cash flow from operations was mainly from the collection of $3,250,000 of receivable from the sales to the only customer made in 2021. The customer has not made any purchases since then. As of December 31, 2022, and 2021, the Company’s accumulated deficit was $(8,414,457) and $(297,982), respectively. The cash and cash equivalent balance as of December 31, 2022, was $7,694. These raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were available to be issued.

Management’s assessment of the Company’s ability to meet future obligations is inherently judgmental, subjective, and susceptible to change. The factors that it considered important in its going concern analysis include, but are not limited to, the Company’s future cash flow and operating budget. The Company does not have any debt covenants that will negatively affect its cashflow. These factors consider information including, but not limited to, its financial condition, liquidity sources, obligations due within one year after the issuance date of its accompanying financial statements, the funds necessary to maintain operations, and financial conditions, including negative financial trends or other indicators of possible financial difficulty.

Management intends to continue its efforts to improve its cross-border remittance and other services to become cash flow positive and may raise funds through private placement offerings from its shareholders. In the future, as the Company increases its customer base across the globe, the Company intends to launch new products and features that will provide future economic benefits beyond fiscal 2022.

Despite the above-mentioned management plans and efforts the management intends to take, the Company’s cash position may not be sufficient to support the Company’s daily operations. Therefore, management may have to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

COVID-19 Impact

In December 2019, COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 as a “Public Health Emergency of International Concern”. The COVID-19 pandemic has resulted in significant economic disruption. During the pandemic, global travel and supply chains adversely impacted global commercial activity. Even though the initial impact of the COVID-19 pandemic has subsided, the Company may continue to experience adverse impacts to its business as a result of inflation, economic weakness, and lower disposable income. Therefore, the Company cannot reasonably estimate COVID-19’s future impact at this time.

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2. Summary of Significant Accounting Policies (continued)

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Roxe Holding Inc., its subsidiaries, its consolidated VIE, and the VIE’s subsidiary.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign denominated assets and liabilities are remeasured into the functional currency at exchange rates in effect at the balance sheet date and recorded through the income statements. Gains or losses resulting from foreign currency transactions are remeasured using the rates on the dates on which those elements are recognized during the period, and are included in general, administrative, and other expenses in the consolidated statements of operations.

Translation gains or losses resulting from translating the Company’s subsidiaries’ financial statements from the local functional currency to the reporting currency, net of tax, are included in accumulated other comprehensive gain or loss within shareholders’ equity in the consolidated balance sheets. Assets and liabilities are translated at the balance sheet date while revenues and expenses are translated at the date the transaction occurs or at an applicable average rate.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include all non-restricted cash in banks and highly liquid investments with original maturities of 90 days or less at the time of purchase and cash held in accounts at cryptocurrency trading exchanges.

Accounts Receivable and Allowance for Doubtful

Accounts receivable are recorded at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. To determine the amount of the allowance, the Company makes judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience. For the year ended December 31, 2022, and 2021, the allowance for doubtful accounts was immaterial.

Business Combinations

The Company includes the results of operations of the businesses that it acquires from the date of acquisition. It determines the fair value of the assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and selection of comparable companies. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, it may record adjustments to the assets acquired.

When the Company issues payments or grants of equity to selling stockholders in connection with an acquisition, it evaluates whether the payments or awards are compensatory. This evaluation includes whether cash payments or stock award vesting is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for the cash to be paid or stock awards to vest, the award is treated as compensation for post-acquisition services and is recognized. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations.

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2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and cash equivalents and restricted cash, are recorded at cost, which approximates fair value. Additionally, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight- line method over the estimated useful lives of the related assets which range from 2 to 5 years for data processing equipment.

Management has assessed the useful lives of the Company’s crypto mining equipment used to verify cryptocurrency transactions and generate digital assets and believes they should be depreciated over a 3-year period.

Management tests impairment of long-lived assets when events occur that indicate an asset (asset group) may not be recoverable. When the undiscounted net cash flows to be generated from the use and eventual disposition of that asset (asset group) is less than the net carrying value of the asset (asset group), the Company compares the net carrying value of that asset (asset group) to the fair value of that asset (asset group). When the carrying value of the asset (asset group) is less than its fair value, the Company records the difference between the fair value and the carrying value of the asset (asset group) as an impairment on its consolidated statements of operations.

Operating Leases

The Company has non-cancelable lease agreements for certain of its offices with original lease terms expiring between 2021 and 2027. Leases are recorded as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. The Company accounts for lease and non-lease components as a single lease component and does not record leases with an initial term of twelve months or less on the consolidated balance sheets. The Company uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain the company will exercise that option. Certain agreements have free rent periods or escalating rent payment provisions. Rent expense is recognized on a straight-line basis over the lease term.

Intangible Assets

Capitalized software development costs consist of costs incurred during the application development stage of the Company’s payment and digital commercial solution platform. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts, and costs incurred for upgrades and enhancements to add functionality to the platform. Other costs that do not meet the capitalization criteria are expensed as incurred. Amortization of capitalized software costs started when the platform was ready for use in January 2023. The estimated useful life of the Company’s capitalized software is 5 years. The Company recognizes amortization expense for capitalized software on a straight-line basis. Other intangible assets are assets which are identifiable, lack physical substance—such as patents or exchange licensing agreements—and have future benefits. Intangible assets are recorded at the acquisition cost initially and amortized based on their estimated useful life.

Digital Assets

The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles — Goodwill and Other. The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

Digital assets accounted for as intangible assets are not amortized, but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. Impairment loss is reflected in other operating expenses in the consolidated statements of operations. As of December 31, 2022, and 2021, digital assets were immaterial.

Valuation of Other Long-lived Assets

For each reporting period, other long-lived assets are reviewed, such as intangible assets, excluding goodwill and property and equipment, for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets.

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2. Summary of Significant Accounting Policies (continued)

Valuation of Other Long-lived Assets (continued)

The fair value of finite-lived intangible assets and property and equipment is based on various valuation techniques. Any required impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Legal Contingencies

For legal contingencies, we accrue a liability for an estimated loss if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated. Legal fees and expenses are expensed as incurred. The Company recorded nil legal contingencies for the years ended December 31, 2022, and 2021.

Share-Based Payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation costs using the straight-line method over the requisite service period. The Company elected to account for forfeitures as they occur. The Company uses the Black-Scholes-Merton model to estimate the fair value of stock-based payments. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying common stock is determined using an asset approach based on the application of an estimated cost to recreate method.

The expected stock price volatility assumption for the Company’s stock options is determined by using a weighted average of the historical stock price volatilities of comparable companies from a representative peer group, as sufficient trading history for the Company’s common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. The expected dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

Revenue Recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when it satisfies a performance obligation when its customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the progress of the service provided, and the total price of the contract is allocated to each performance obligation when it is performed or when it is performed.

The Revenue from Technology Service includes the service fees earned from developing the customized blockchain platform and providing the related support to clients. The performance obligations from Technology Service are recognized over a period of time based on the percentage of completion.

The Company earns transfer revenues primarily from customers’ transaction fees. Fees are collected from customers at the time when the customers use the Company’s blockchain to send currencies. The Company recognizes revenue when the obligation of transfer of currency is completed.

The Company acquired crypto mining equipment during 2021, attempting to earn revenue from crypto mining activities. Providing computing power in digital asset transaction verification services is an output of crypto mining’s ordinary activities. The provision of such computing power is the only performance obligation in crypto mining’s contracts. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, and which is not materially different than the fair value at contract inception or when the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company or operator of the mining pool of which the Company is a participant successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions. The fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt.

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2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Cost of Bitcoin Mining

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including depreciation, electric power costs, other utilities, labor, insurance, and others.

Net Loss Per Share

The Company presents both basic and diluted loss per share. Basic loss per share is computed by dividing net loss attributable to the Company by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net loss attributable to the Company by the weighted-average number of common shares and common share equivalents outstanding during the period and reflects the assumed conversion of all dilutive securities, which primarily consists of employee stock options. Common share equivalents are excluded from the computation in periods for which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period are anti-dilutive and, accordingly, are excluded from the calculation. Shares which are considered contingently issuable are included in the computation of dilutive earnings per share on a weighted average basis when management determines the applicable performance criteria would have been met if the performance period ended as of the date of the relevant computation.

Segment Reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer and Chief Financial Officer as Chief Operating Decision-Maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as three separate segments. The Company operates and manages its business and services in three business segments: technology service, cross-border remittance services, and crypto mining activities.

Tax Matters

The provision for income taxes is computed based on the pre-tax income (loss) included in the consolidated statements of operations. Deferred tax assets and liabilities are recorded based on the future tax consequences attributable to temporary differences that exist between the financial statements carrying value of assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards on a taxing jurisdiction basis. The Company measures deferred tax assets and liabilities using enacted statutory tax rates that will apply in the years in which the Company expects the temporary differences to be recovered or paid. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-back or carry-forward periods provided for in tax law. If necessary, a valuation allowance is established to reduce deferred tax assets to an amount that is more likely than not to be realized. To the extent management believes that recovery is not likely, a valuation allowance is established in the period in which the determination is made.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. As of December 31, 2022, and December 31, 2021, there were no unrecognized tax benefits.

New Accounting Pronouncements Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new credit impairment standard changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking expected loss model that generally will result in the earlier recognition of allowances for credit losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. To further assist with adoption and implementation of ASU 2016-13, the FASB issued the following ASUs:

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2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements Adopted (continued)

●	ASU 2018-19 (Issued November 2018) — Codification Improvements to Topic 326, Financial Instruments – Credit Losses

●	ASU 2019-04 (Issued April 2019) — Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments

●	ASU 2019-05 (Issued May 2019) — Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief

●	ASU 2019-10 (Issued November 2019) — Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates

●	ASU 2019-11 (Issued November 2019) — Codification Improvements to Topic 326, Financial Instruments – Credit Losses

ASU 2019-10 changed the effective date of ASU 2016-13 for public business entities that meet the definition of a U.S. Securities and Exchange Commission (“SEC”) filer but are eligible to be a smaller reporting company to fiscal years beginning after December 15, 2022. There was no impact of the adoption of this standard on the consolidated financial statements.

In May 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021- 04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation— Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options, warrants for instance, that remain equity classified after modification or exchange. The ASU provides guidance that will clarify whether an issuer should account for a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as (1) an adjustment to equity and, if so, the related earnings per share effects, if any, or (2) an expense and, if so, the manner and pattern of recognition. The new guidance is effective for annual and interim periods beginning after December 15, 2021, and early adoption is permitted, including adoption in an interim period. The adoption of ASU 2021-04 did not have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide, if certain criteria are met, optional expedients and exceptions for applying the U.S. GAAP requirements for contract modifications, hedging relationships and sales or transfers of debt securities that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform through December 31, 2022. The adoption of this ASU is optional, and the election can be made anytime during the effective period. The amendments in this ASU are effective as of March 12, 2020, through December 31, 2022. The adoption of ASU 2020-04 did not have a material impact on the Company’s consolidated financial statements.

Recently Accounting Standards Issued but Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing certain separation models for convertible instruments. This ASU also modifies the guidance on diluted earnings per share calculations. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company does not believe the adoption of ASU 2020-06 will have a material impact on its consolidated financial statements.

The Company has determined that there have been no other recently adopted or issued accounting standards that had, or will have, a material impact on its consolidated financial statements.

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3. Revenue Recognition

The following table is a summary of the Company’s revenue for the years ended December 31, 2022, and 2021:

	Years Ended December 31,
	2022	2021
Revenues:
Technology Service	$-	$3,250,000
Cross-border remittance platform services	710	-
Bitcoin mining	-	-
Total Revenues	710	3,250,000

4. Net Loss Per Share

The Company computes net loss per share using the two-class method required for multiple classes of common stock. The Company has two classes of authorized common stock for which voting rights differ by class (see Note 5 for details regarding the voting rights, dividend of Class A and B).

Basic net loss per share is computed by dividing net loss attributable to each class of shareholders by the weighted- average number of shares of stock outstanding during the period, adjusted for vested restricted stock units that have not been settled and restricted stock awards for which the risk of forfeiture has not yet lapsed.

The numerators and denominators of the basic and diluted net loss per share computations for common stock are calculated as follows for the years ended December 31, 2022, and 2021:

	Years Ended December 31,
	2022		2021
	Class A Common Share	Class B Common Share	Class A Common Share	Class B Common Share
Net Loss	$(389,826)	$(7,726,649)	$(5,089)	$(97,211)
Net Loss attributable to common stockholders	$(389,826)	$(7,726,649)	$(5,089)	$(97,211)

Weighted-average common share-basic	10,000,000	198,207,711	2,273,973	63,165,119
Diluted shares
Weighted-average common share-diluted	10,000,000	198,207,711	2,273,973	63,165,119
Net Loss per share attributable to common stockholders
Basic	$(0.039)	$(0.039)	$(0.002)	$(0.002)
Diluted	$(0.039)	$(0.039)	$(0.002)	$(0.002)

For the years ended December 31, 2022, and 2021, 3,007,513 and 4,918,601 shares or share options outstanding were excluded from the calculation of diluted net loss per common share, as their inclusion would have been anti-dilutive for the periods subscribed.

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5. Shareholders’ Equity

Common Stock

As of December 31, 2022, and 2021, the Company is authorized 10,000,000 shares of Class A voting common stock and 240,000,000 shares of Class B voting shares, each with a par value of $0.00002 per share. In 2022, 17,996,472 Class B shares were issued. In 2021, 10,000,000 Class A shares were issued, and 191,009,122 Class B shares were issued. Class A has 30 votes per share and Class B has 1 vote per share.

The Company received a capital contribution of $3,000,000 in 2022 against 17,996,472 Class B shares. 1,858,995 of those 17,996,472 shares were delivered. As of Dec 31, 2022, the remaining balance of 16,137,477 was in the administrative process of being delivered and was included in the computation of the common share and the loss per share in the financial statements. The actual delivery date of 16,137,477 shares was June 30, 2023.

Stock-based Compensation Plan

In July 2021, the board of directors adopted the 2021 Equity Incentive plan, which provides for the grant of incentive stock options to employees, including employees and consultants of any parent or subsidiary, and for the grant of stock options, restricted stock unit awards, and other forms of stock awards to employees, directors, and consultants, including employees and consultants of affiliates.

As of December 31, 2022, and 2021, there were no restricted stock units or awards granted except for employee stock options.

Stock Options

The following table summarizes the stock option award activity under the 2021 Equity Incentive Plan during the years ended December 31, 2022, and 2021:

	Number of Class B Share options	Weight average exercise price	Weight average grant date fair value	Weight average remaining contractual life	Aggregate Intrinsic value per share
Outstanding as of December 31, 2020	-	-	-	-	-
Grant	18,931,526	$0.95	$0.17
Exercised	-
Forfeited and cancelled	(600,000)	$0.15	$0.17
Outstanding as of December 31, 2021	18,331,526	$1.06	$0.17	9.71	-
Granted	2,010,000	$1.36	$0.15	9.11
Exercised	-
Forfeited and cancelled	(3,571,250)	$0.72	$0.20
Outstanding as of December 31, 2022	16,770,276	$1.08	$0.16	9.11	-
Exercisable as of December 31, 2022	3,237,103	$0.40	$0.23	8.75

The weighted average grant date fair value of stock option awards using the Black-Scholes option pricing model was $0.16 and $0.17 for each share subject to a stock option granted during the years ended December 31, 2022, and 2021, respectively, based on the following assumptions:

	Years Ended December 31,
	2022	2021
Expected term of options in years	6.25	6.25
Expected volatility	126.12%	123.31%
Risk-free interest rate	1.06%-1.92%	1.06%-1.44%

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6. Business Acquisitions and Divestitures

In 2021, the Company acquired Roxe Mining Inc. at $600. In 2022, Roxe Ming inc. and Roxe HK Limited were disinvested with zero consideration. The loss from disinvestment was ($91,287).

7. Other Payables

Other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Other payables are accounted for at cost which generally approximates fair value.

The following table is other payables for the years ended December 31, 2022, and 2021.

	Years Ended December 31,
	2022	2021
Payable to related party	$28,000	$240,805
Payable to customers	139,784	159,124
Other payables	$167,784	$399,929

8. Related Party Transactions

From time to time, the Company’s related parties, mainly the company’s CEO Haohan Xu, Apifiny Inc. that is controlled by Haohan Xu, and Xiaoyu Li, a director of the company, may make payments or receive funds on behalf of the company. The below table provides a summary of such transactions. Some of the transactions were settled by digital assets.

Related Party	Nature of the party	Relationship with the Group
Haohan Xu	Individual	CEO
Xiaoyu Li	Individual	Director
Apifiny Inc.	Company	Hanhan Xu, CEO controlled

Related Party Balance

As of December 31, 2022, and 2021, the Company had a $32,495 receivable to and a $240,395 receivable from Apifiny Inc., whose controlling shareholder is the CEO of Roxe. The 2021 balance was converted to prepaid rent for Roxe’s share of the New York office lease. In June 2021, the Company borrowed 15.96 Bitcoin from Apifiny Inc. The Bitcoin loan was fully repaid on September 30, 2021. The Company recognized an interest expense of $2,110 and a loss amount of ($17,652) on the Bitcoin loan repayments to Apifiny Inc.

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8. Related Party Transactions (continued)

Related Party Balance (continued)

	Years Ended December 31,
	2022			2021
	paid to	receivable from	Balance	paid to	receivable from	Balance
Due from related parties:
Xiaoyu Li	$18,005	$-	$18,005			$-
Apifiny Inc	150,000	357,900	32,495	737,014	496,620	240,395
Due from related parties, net	$168,005	$357,900	$50,500	$737,014	$496,620	$240,395

	Years Ended December 31,
	2022			2021
	paid to	receivable from	Balance	paid to	receivable from	Balance
Due to related parties:
Haohan Xu	$168,466	$-	$(18,000)	$-	$186,466	$(186,466)
Xiaoyu Li	107,659	76,280	(10,000)	103,057	144,436	(41,379)
Apifiny Inc	200,960	188,000	-	813,227	826,187	(12,960)
Due to related parties, net	$477,085	$264,280	$(28,000)	$916,284	$1,157,089	$(240,805)

9. Property and Equipment

Property and equipment consisted of the following:

	Years Ended December 31,
	2022	2021
Computer and software	$2,659	$-
Crypto mining equipment	2,357,524	1,807,323
Total	2,360,183	1,807,323
Accumulated depreciation	(583,860)	(150,610)
Impairment of crypto mining equipment	(1,774,476)	-
Net	$1,846	$1,656,713

Depreciation of computer and software was $812 and depreciation of crypto mining equipment was $583,048 for the year ended December 31, 2022. $491,615 of the $583,048 depreciation was reported as the cost of bitcoin mining on the Company’s 2022 income statements. Depreciation of equipment was $150,610 for the year ended December 31, 2021. The Company tests the long-lived asset (asset group)’s recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable according to ASC 360. The Company tests its long-lived assets and, if applicable, liabilities at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assts and liabilities. The Company then estimates the future net undiscounted cash flows expected to be generated from the use of the long-lived asset (group) and its eventual disposal. If the estimated undiscounted cash flows are less than the carrying amount of the long-lived asset (group), the Company records the difference between the fair market value of the asset and its carrying value, and, when appropriate, as an impairment and reports it on the Company’s consolidated statements of operations.

In 2022, the Company was not able to earn meaningful income from crypto mining activities; the Company performed tests for impairment of the Crypto Mining Equipment and has determined that the assets were impaired. The Company used the cash flow estimation approach to estimate the fair value of the crypto mining equipment. It is determined that the fair value of the crypto mining equipment was zero at that time. The Company does not expect the crypto mining equipment it holds to generate any future cash flow because the age of the machine made it difficult to join a crypto mining pool. An impairment of $1,774,476 was recorded in 2022.

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10. Intangible Assets

Intangible assets consisted of the following:

	Years Ended December 31,
	2022	2021
Cross-border remittance platform services	$4,281,924	$1,898,778
Total	$4,281,924	$1,898,778
Accumulated amortization	(85,000)	(25,000)
Net	$4,196,924	$1,873,778

Amortization expense of intangible assets was $85,000 and $25,000 for the years ended December 31, 2022, and 2021. The expected future amortization expenses for the capitalized software intangible assets as of December 31, 2021, are as follows:

2023	$856,385
2024	856,385
2025	856,385
2026	831,385
2027	796,385
Total amortization expense	$4,196,924

11. Leases

The Company’s leases consist primarily of operating leases for office spaces. The right of use asset and the lease liability are calculated based on the remaining minimum rental payments under current leasing standards of existing operating leases. The reduction in the carrying amount of the right of use asset and changes in the lease liability are presented within “operating activities” on the consolidated statements of cash flows. The lease expenses were $402,152 and $180,861 for 2022 and 2021. The lease expenses were included in the consolidated statements of operations. The maturities of the Company’s lease liabilities as of December 31, 2022, were as follows:

Year ending December 31,	Operating Lease
2023	$360,905
2024	367,221
2025	373,647
2026	380,186
2027	191,742
Total Lease payments	$1,673,701
Less: Imputed interest	(150,869)
Present value of lease liabilities	$1,522,832

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12. Segment Information

The Company manages and operates its business in three reportable operating segments. Operating segments include technology services, bitcoin mining, and cross-border remittance platform services.

The following table presents certain information regarding our operating segments for the years ended December 31, 2022, and 2021:

2022	Technology Service	Bitcoin Mining	Cross-border remittance platform services	Total
Revenue	$-	$-	$710	$710
Net Loss	-	(2,278,696)	(5,837,779)	(8,116,475)
Interest expense (Income), Net	-	-	(19)	(19)
Depreciation	60,812	491,615	-	552,427
EBITDA	60,812	(1,787,081)	(5,837,798)	(7,564,067)
Total Assets	44,710	361,442	5,320,598	5,726,750

2021	Technology Service	Bitcoin Mining	Cross-border remittance platform services	Total
Revenue	$3,250,000	$-	$-	$3,250,000
Net Loss	(2,671)	(5,029)	(94,600)	(102,300)
Interest expense (Income), Net	(110)	-	-	(110)
Depreciation	25,000	150,610	-	175,610
Income tax	297,009	-	-	297,009
EBITDA	319,228	145,581	(94,600)	370,209
Total Assets	9,007,809	481,389	302,366	9,791,564

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13. Income Tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profit tax rates at 8.25% on assessable profit of HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000. For the year ended December 31, 2022 and 2021, Roxe’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong. The tax benefits from the net operation loss were fully reserved.

PRC

The enterprise income tax (“EIT”) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for Roxe’s Chinese subsidiary entities operating in the PRC is 25%. No tax provision for the EIT was accrued for the years ended December 31, 2022, and 2021. The tax benefits related to the net operation loss in China were fully reserved.

US

The Company files consolidated federal tax returns and applicable state and local income tax returns to report its US entities’ tax and GILTI tax inclusion. The Company had no GILTI obligations for the years ended December 31, 2022, and 2021.

The following table presents the domestic and foreign components of income tax provision:

	Years Ended December 31,
Income Tax Provision	2022	2021
Current income taxes provision
US	$-	$297,009
Foreign	-	-
Total Current income taxes provision	$-	$297,009

Deferred Income taxes provision (benefits)
US	-	-
Foreign	-	-
Total deferred income taxes provision	-	-
Total income tax provisions	$-	$297,009

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13. Income Tax (continued)

US (continued)

A reconciliation of the income tax provision, based on the U.S. federal statutory rate, to the Company’s actual income tax provision for the years ended December 31, 2022, and 2021 is as follows:

	Years Ended December 31,
	2022		2021
Income (loss) before tax provision	(8,116,475)		194,709
Tax at statutory tax rate (21%)	(1,692,583)	21%	40,888	21%
Effect of different taxation rates in other countries/jurisdiction	8,029	-0%	(21,987)	-11%
Acquisitions and divestitures	320,276	-4%	-	0%
stock-based compensation benefits and its valuation allowance	121,253	-1%	58,797	30%
change in other deferred tax valuation allowance	1,243,025	-15%	219,311	113%
Income tax expense (benefit)	0	0%	297,009	153%

In 2021, the Company’s US entity had a taxable profit of approximately $1,414,329. The Company’s foreign operation had a taxable loss of approximately $(823,902). Roxe Holding Inc. directly or indirectly wholly owns the foreign corporations, therefore, the foreign corporations included in the consolidation are Controlled Foreign Corporations. The GILTI loss from those foreign corporations are not deductible on the Company’s consolidated US tax return. Because of this, the loss from the foreign operation was not able to offset the taxable income in the US, resulting in a higher effective interest rate for the Company in 2021. The Company does not believe the deferred tax benefits from the foreign corporation’s net operating loss are realizable and therefore has recorded the entire amount as an evaluation allowance. The company elects to treat GILTI as a period tax.

The Company’s effective tax rate is zero in 2022 primarily due to valuation allowances on its deferred tax assets as it is more likely than not that some or all of its deferred tax assets will not be realized. In determining the Company’s provision for (benefit from) income taxes, net deferred tax assets, liabilities, and valuation allowances, management is required to make estimates and judgments related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating losses (“NOL”) carryforwards, and applicable tax rates. The Company operates in different tax jurisdictions and is required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which it operates. This process involves estimating current tax obligations and exposures in each jurisdiction, as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws—particularly changes related to the utilization of NOLs in various jurisdictions—and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense or benefit and net income. Estimates and judgments related to the Company’s projections and assumptions are inherently uncertain. Therefore, actual results can differ materially from projections. The Company considers the following factors, among other matters, when determining whether some portion or all the deferred tax assets will more likely than not be realized: the nature, frequency, and severity of recent losses; forecasts of future profitability; the duration of statutory carry-forward years; Roxe’s experience with tax attributes expiring unused; and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward years provided for in tax law.

The Company files income tax returns in the U.S. (federal and state) and numerous foreign jurisdictions. It is currently not under any examination by the IRS. All net operating losses generated to date are subject to adjustment for U.S. federal and New York income tax purposes. As of December 31, 2022, and 2021, Roxe has no unrecognized tax benefits. The significant components of the Company’s deferred tax assets were as follows:

	Years Ended December 31,
	2022	2021
Deferred tax benefits of operation loss carry forwards	$2,443,853	$246,825
Valuation allowance	(2,443,853)	(246,825)
Total deferred tax assets, net	$-	$-

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14. Fair Value Measurements

The Company measures financial instruments at fair value on a recurring basis and recognizes transfers within the fair value hierarchy at the end of the fiscal quarter in which the change in circumstances that caused the transfer occurred. The following table summarizes fair value measurements by level on December 31, 2022, for assets and liabilities measured at fair value on a recurring basis.

	December 31, 2022					December 31, 2021
	Level 1	Level 2	Level 3	Level 4	Total	Level 1	Level 2	Level 3	Level 4	Total
Assets
Cash and cash equivalents	7,694	-	-	-	7,694	475,000	-	-	-	475,000
Total cash, cash equivalents and restricted cash	$7,694	$-	$-	$-	$7,694	$475,000	$-	$-	$-	$475,000

15. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. Except for the subsequent events disclosed in Note 1 and that which is described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

The Company disinvested all its Asian entities in 2023 without any consideration received because those entities’ net book value was immaterial as of December 31, 2022.

In 2023, the company founded YIIT Inc., an online food delivery service. The company attempts to integrate AI technology and Roxe’s payment network to provide such services.

On July 17, 2023, Fresh2 Group Limited, a Nasdaq listed company, acquired 51% of Roxe Holding Inc. The total consideration was paid in 110,476,291 Class A ordinary shares of Fresh 2 Group Limited. The estimated value of those shares was approximately $30.6m based on the average trading price of Fresh2 Group Limited’s ADSs for the prior 90 trading days (each ADR represents 20 Class A ordinary shares). Haohan Xu is the CEO and a shareholder of both companies.

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